Principal Security Holders

1.   Ownership

Name of Holder	No. Securities now held	% of voting power prior to offering
David Greene	12,000,000	12%
Peter Zhmutski	12,000,000	12%
Jamie Loy	12,000,000	12%
Salamat Mukhammed – Ali	12,000,000	12%
Gray Frederickson	100,000	.1%

2.   Company Officers

David Greene, Chief Executive Officer:

Mr. Greene is a retired Master Sergeant that served as an airborne radar technician aboard the E3 Sentry AWACS in the US Air Force. He served in many capacities during his career, chief of training where he was in charge of creating, implementing, and evaluating the training of Airborne Radar Technicians Air Force wide. He served as a current operations NCO in charge of deploying aircraft, airborne and maintenance crews, equipment, supplies, and accommodations. He served as a Congressional Liaison during a tour of duty at the Pentagon.



After the military he entered the motion picture industry and was mentored by Gray Frederickson, Oscar winning producer of *The Godfather Trilogy*, *Apocalypse Now*, and *The Outsiders* to name a few. He is now considered a Digital Cinema Expert, David has managed all phases of filmmaking; development, preproduction, production and postproduction on films such as "*2016: Obama's America*", "*America imagine a world without her*" two of the highest grossing political documentaries of all time and many other films. *"America Imagine a World Without Her"* received a very rare A+ rating from cinema score. The two films together grossed over $47M dollars at the box office alone.

He is also known for his technical and artistic ability as a Director of Photography. He has filmed Emmy winning documentaries such as *"Dream no Little Dream"* and *"The Grand Energy Transition"*. For fourteen years he has shared his technical skills and knowledge of the aesthetics of the visual image as an adjunct professor in the Digital Cinema Program at Oklahoma City Community College. David was the first owner of a Red One camera in Oklahoma, the camera that started the Digital Cinema revolution in the film industry and shot the first feature film made in Oklahoma on the Red One.

His technical and managerial skills will ensure the highest quality film produced on budget and on schedule. Mr. Greene has established relationships with seasoned film veterans, A Listers in Hollywood, that will play an important supporting role in the success of our films. He is well equipped to take the reins of leadership at Kinesics Studios to make the company a prominent independent studio.

- Responsible to stockholders for the company's performance
- Plan, develop, produce and evaluate the films fiscal cost and performance.
- Participate in the corporation's selection of films to fund and produce.
- Evaluate and advise on the long-range impact of films selected and considered to produce.

- Evaluate and introduce new production locations, financial partners and processes that are considered advantageous for the company.
- Develop credibility for the company among the film industry, including A-list actors, casting agents and other film professionals.
- Develop, implement and. Enforce policies and procedures that will improve overall operations, cost control and fiscal performance.
- Plan and implement continual budgeting process improvements through education of department managers on financial issues and budgets.
- Approve film schedules and budgets for projects.
- Determine cash amounts and flow necessary for productions.
- Evaluate the financial impact on any contracts the company may enter.
- Create long range plans and goals for the company.
- Provide the vision and interpretation of scripts being considered for production.

Peter Zhmutski, Chief Operations Officer

Peter Zhmutski, international award-winning filmmaker, actor, and musician was born in the former Soviet Union, in what is today the country of Kazakhstan. He came to the United States in 1998. He has a Magna Cum Laude Bachelor's Degree in Broadcasting from the Pittsburg State University and master's degree in professional writing from the University of Oklahoma. He has worked in the film industry for 22 years, both in front & behind the camera. Because of his numerous international film merits & awards, the United States government has acknowledged him as "an extraordinary filmmaker" & granted him citizenship for contributing his talents into American film industry.

Mr. Zhmutski has worked on 25 motion pictures, mostly as a director, producer & actor. His films have earned prestigious International Film Festival Awards. They have been distributed worldwide, aired on major American TV Networks, distributed on Netflix, Amazon, On-Demand, as well as sold on DVD/Blu-Ray media around the globe in different languages.



In 2015 Mr. Zhmutski produced a Russian/American picture "Ratpocalypse", which was picked up by The Showtime Network. "Ratpocalypse" was the first 3D film shot in Oklahoma, starring Casper Van Dien & Catherine Oxenberg.

In 2017 Mr. Zhmutski produced a theatrical feature film "Diamond Cartel", directed by Salamat Mukhammed-Ali and starring Armand Assante, Peter O'Toole, Cary-Hiroyuki Tagawa, Michael Madsen and Tommy Lister. The movie received a theatrical release in the US, United Kingdom, Australia and Kazakhstan and topped the Kazakh Box Office.

In 2020 Mr. Zhmutski wrote, directed, and produced a teleplay "Marvin's Shining Star". The other Producers were: John Otto, Max Weitzenhoffer, and Gray Frederickson. Based on a book by John and Payton Otto, the project's goal is to serve as a therapeutic instrument to help troubled children of incarcerated parents open up for counseling and mend their hidden traumas.

As a composer Mr. Zhmutski scored over 10 films and has toured with his solo piano concerts across

America for several years. Today, He develops film, theatre and ballet projects.

In Oklahoma, Mr. Zhmutski has always been active in the growing film community. He has taught film classes at the University of Oklahoma and acting classes at Julia's Learning Center. He actively participates in many international film festivals and events. He pioneered 360-degree virtual reality and 3D technologies and is currently producing the first interactive VR miniseries. Mr. Zhmutski works with the Academy Award Winning Producer Gray Frederickson and resides in Norman.

Mr. Zhmutski will lead the company's international operations and VR/360 development, implementation, productions, and distributions.

- Provide evaluation, critiques and feedback of the content of selected scripts to produce.
- Assist in international and domestic public relations with regard to selected and produced films.
- Responsible for creative marketing material.
- Represent the films to media outlets, client and partners.
- Maintain relations with local film crew.
- Maintain relations with casting agents and actors.
- Evaluate the need for equipment either lease or purchase.

Jamie Loy, Chief Information Officer:



Jamie Loy is a Native American Actress, Producer, and Director from Northeastern Oklahoma. Her recent credits include the award-winning films LITTLE CHIEF, THE CHEROKEE WORD FOR WATER, MEEKO, and VIOLET. Jamie has worked alongside veteran actors such as Zahn McClarnon, Rauol Trujillo, Kalani Queypo, and Alex Meraz. Apart from her experience in front of the camera, Jamie also has significant behind the camera experience as well such as Lead Stand-In, Set Decorator, Stunt Coordinator, Second Assistant Director, and Script Supervisor among others. Jamie's passion for film comes through in her work in front of and behind the camera.

- Provide evaluation, critiques and feedback of the content of selected scripts to produce.
- Record and publish meeting minutes.

Chief Financial Officer: Seeking a Financial Officer

Until a financial officer is hired the CEO will assume the CFO functions below.

- Provide evaluation, critiques and feedback of the content of selected scripts to produce.
- Approve budgets for projects
- Author and sign company financial reports
- Interface with accounting services to ensure accurate finical reporting.

Chief International Operations Officer: Salamat Mukhammed-Ali

Salamat Mukhammed-Ali is an international award-winning director/filmmaker. He has worked in the entertainment industry for over 25 years. He started as a technical director in the TV company "MIK-TV. He produced and directed music videos, national commercials, and social and documentary films. He was the founder of the rock band "Epoch".



Salamat's 3D animated video won the Audience Award and the award from TV channel 1 "Kazakhstan". His video "Aynaldym Elim" won "Best Music Video of Kazakhstan". He was the stage director of the Education Fund of President Nursultan Nazarbayev "Intellectual Olympiads", "IQ-Action" which won international television competitions.

He was the creator of "The whole world at our feet/ Diamond Cartel" starring Armand Assante, Peter O'Toole, Keri-Hiroyuki Tagawa, Michael Madsen, Tommy Lister, Bolo Yeng, Don "Dragon" Wilson, and Oliver Gruner. The picture was released internationally including the IS, UK, Australia, North America and Kazakhstan. In 2018 at the Silk Road Cohesion Awards Film Festival, the film was awarded the Grand Prix for the best film.

Salamat's international work, his technical capabilities, and his advanced techniques in virtual reality creates opportunities for today and a vison for the future. Bringing meaningful stories to virtual reality may be the greatest advance in the industry since Citizen Kane.

- Provide evaluation, critiques and feedback of the content of selected scripts to produce.

- Manage international productions
- Aid in international marketing at film markets like Berlin and Cannes
Manage the advancement of VR productions